May 21, 2013 09:33 ET

Stellar Biotechnologies to Present at the Second Annual Marcum LLP Microcap Conference

PORT HUENEME, CA--(Marketwired - May 21, 2013) - Stellar Biotechnologies, Inc. (OTCQB: SBOTF) (TSX VENTURE: KLH) announced today that Frank Oaks, President & CEO and Darrell Brookstein, Executive VP, will present at the Second Annual Marcum LLP MicroCap Conference on Thursday, May 30, 2013 in New York City at the Grand Hyatt Hotel.

The Company's presentation is scheduled to begin at 3:30 p.m. EDT and will be available via a live webcast. To access the webcast, go to http://wsw.com/webcast/marcum/sbotf/

For more information and registration, please visit the conference website: http://www.marcumllp.com/microcap

About Stellar Biotechnologies, Inc.

Stellar Biotechnologies, Inc. (OTCQB: SBOTF) (TSX VENTURE: KLH) is the world leader in sustainable manufacture of Keyhole Limpet Hemocyanin (KLH). KLH is an important immune-stimulating protein used in wide-ranging therapeutic and diagnostic markets. Potent, yet proven safe in humans, KLH operates as both a vital component for active immune therapies (targeting cancer, autoimmune, and infectious diseases) as well as an antigen for measuring immune status. Stellar Biotechnologies was founded to address the growing demand for renewable, commercial-scale supplies of high-quality, GMP-grade KLH. Stellar has developed leading practices, facilities and proprietary capabilities to address this need. To receive regular updates, enter email at bottom of http://stellarbiotechnologies.com/investors/news_releases/

About Marcum LLP

Marcum LLP is one of the largest independent public accounting and advisory services firms in the nation. Ranked among the top 15, Marcum LLP offers the resources of 1,000 professionals, including over 125 partners, in more than 20 offices throughout New York, New Jersey, Massachusetts, Connecticut, Pennsylvania, California, Florida, Grand Cayman and China. Headquartered in New York City, the Firm's presence runs deep with full-service offices strategically located in major business markets. Marcum is a member of the Marcum Group, an organization providing a comprehensive range of professional services spanning accounting and advisory, technology solutions, wealth management, and executive and professional recruiting. The Marcum Group companies include Marcum LLP; Marcum Technology LLC; Marcum Search LLC; Marcum Financial Services LLC; Marcum Bernstein & Pinchuk LLP; MarcumBuchanan Associates LLC; and Marcum Cronus Partners LLC.

Contact Information

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Contacts:

Stellar Biotechnologies, Inc.

Darrell Brookstein

Executive VP, Corporate Development and Finance

dbrookstein@stellarbiotech.com

Frank Oakes

Chairman

foakes@stellarbiotech.com

Main +1 (805) 488-2800

Investor Relations:

MZ Group

Mark A. McPartland

Senior Vice President

Phone: 1 212-301-7130

Email: markmcp@mzgroup.us

Web: www.mzgroup.us